August 5, 2008

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Rackspace Hosting, Inc.
Filed on Form S-1
Registration No. 333-150469

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between July 25, 2008 and the date hereof 14,919 copies of the Preliminary Prospectus dated July 25, 2008 were distributed as follows: 11,801 to 10 prospective underwriters; 2,792 to 2,792 institutional investors; 135 to 2 prospective dealers; 152 to 152 individuals; 9 to 3 rating agencies and 30 to 30 others.

We have been informed by the participating underwriters that they have complied with and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4 p.m., Eastern Time on August 7, 2008 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

As Representatives of the

Prospective Underwriters

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)